AGMCONNECT

HIGHTIDE INC.

ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

THURSDAY
29
JULY 2021
10:00AM (MDT)

All information related to the meeting can be found at
www.agmconnect.com/HighTide2021

You can attend the meeting virtually using the login credentials below at:
https://app.agmconnect.com

VOTER ID: DATA_DATA
MEETING ACCESS CODE: DATA

SHAREHOLDER 1
SHAREHOLDER 2
SHAREHOLDER 3
SHAREHOLDER 4

DATA_DATA

NOTE TO VOTER

To be valid, your form of proxy must be received no later than **10:00AM (MDT)** on **Tuesday, July 27, 2021.**

- DETACH HERE - - DETACH HERE - - DETACH HERE -

This proxy is solicited on behalf of the management of High Tide Inc. (the "Company"). The undersigned, being a shareholder of the Company hereby appoints, Harkirat (Raj) Grover, President and Chief Executive Officer of the Company, or failing him, Rahim Kanji, Chief Financial Officer of the Company (the "Management Designees") or instead of either of them:

Name: ________________________________, and Email: ________________________________,

as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting of the shareholders of the Company to be held on July 29, 2021 at 10:00AM MDT (the "Meeting"), and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the securities of the Company recorded in the name of the undersigned as specified herein.

1. Appointment of Auditors
Appointment of Ernst & Young LLP, Chartered Accountants as auditors of the Company for the ensuring year and authorizing the directors to fix their renumeration. FOR ☐ WITHOLD ☐

2. Fix the Number of Directors
Fix the number of directors of the Company at 5 (five). FOR ☐ AGAINST ☐

3. Election of Directors

Director	FOR	WITHOLD
1. Harkirat (Raj) Grover	☐	☐
2. Christian Sinclair	☐	☐
3. Arthur Kwan	☐	☐
4. Nitin Kaushal	☐	☐
5. Andrea Elliott	☐	☐

4. Re-approval of the Stock Option Plan
To consider and, if deemed appropriate, pass a resolution confirming and reapproving the 10% rolling stock option plan of the Company as set forth in the Information Circular. FOR ☐ AGAINST ☐

5. Re-approval of the Restricted Share Unit Award Plan
To consider and, if deemed appropriate, pass a resolution confirming and reapproving the rolling restricted share unit award plan of the Company as set forth in the Information Circular. FOR ☐ AGAINST ☐

6. Additional Business
Decision towards any further business as properly brought before the meeting or any adjournment thereof. FOR ☐ AGAINST ☐

This proxy revokes & supercedes all proxies of earlier date.

DATED this ___ day of ____________, 2021

Number of Shares: DATA_DATA

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

DATA_DATA

Voter Information Sheet

AGMCONNECT

ATTENDING THE MEETING

REGISTERED HOLDER	BENEFICIAL OWNER
Your Common Shares are registered in your name in the Company's register.	*Your Common Shares are held by a nominee, such as a securities broker, in your favour.*
BY INTERNET: Login to https://app.agmconnect.com using your unique login credentials found on the reverse page. Click 'JOIN MEETING'. **BY PHONE**: Call AGM Connect at +1.416.222.4202	*1) **Appoint yourself or another as your proxy by either:*** *- Appointing and filling out the form at: https://app.agmconnect.com* *- Mailing in provided envelope including the form below* *- Scan & email this document to: voteproxy@agmconnect.com* *2) **Contact AGM Connect**: +1.416.222.4202* *3) **Join the vitual meeting** via https://app.agmconnect.com*

VOTE YOUR SHARES

All shareholders are encouraged to vote by proxy ahead of the AGM.
Proxies may be voted:

- Online via https://app.agmconnect.com
- by completing and returning the lower portion of this proxy form
- by calling AGM Connect at +1.416.222.4202

You can vote and access the meeting via:

... computer

... Smartphone or Tablet

calling: +1.855.839.3715

- DETACH HERE - - DETACH HERE - - DETACH HERE -

NOTES AND INSTRUCTIONS

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.

1. The securities represented by this proxy will be voted. Where a choice is specified, this proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on this proxy. This proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying this proxy or such other matters which may properly come before the Meeting.
2. Each shareholder has the right to appoint a person other than the Management Designees specified above to represent them at the Meeting. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Company.
3. Each shareholder must sign this proxy. Please date this proxy. If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized.
4. If this proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Company.
5. If the shareholder appoints any of the persons above, including persons other than the Management Designees, as proxy to attend and act at the Meeting:
   (a) the securities represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;
   (b) where the shareholder specifies a choice in this proxy with respect to any matter to be acted upon, the securities represented by the proxy shall be voted accordingly, and
   (c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THIS PROXY WILL BE VOTED FOR SUCH MATTERS

CONDITIONS

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting this proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

To be valid, this proxy must be received by AGM Connect at 401 Bay Street, Suite 2704, Toronto, Ontario, M5H 2Y4, Fax Number: 416-222.4202, Email: voteproxy@agmconnect.com, not later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario, prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.